SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

[ X ]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2009

Or

[   ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from	to

Commission file number	1-11507

A.       Full title of the Plan and the address of the Plan, if different from that of the Issuer named below:

John Wiley & Sons, Inc. Employees’ Savings Plan

B.       Name of Issuer of the securities held pursuant to the Plan and the address of its principal executive officer:

John Wiley & Sons, Inc.
111 River Street
Hoboken, New Jersey 07030

John Wiley & Sons, Inc. Employees' Savings Plan

Index to Financial Statements and Schedule

Page No.

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits
as of December 31, 2009 and 2008	2

Statement of Changes in Net Assets Available for
Benefits for the Year Ended December 31, 2009	3

Notes to Financial Statements	4-10

Supplemental Schedule:*

Schedule H, Line 4i - Schedule of Assets (Held at End of Year),
as of December 31, 2009	11

Signature	12

Exhibits:

23 Consent of Independent Registered Public Accounting Firm	13

* Schedule required by Form 5500. Those that are not applicable are not included.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of the
John Wiley & Sons, Inc. Employees’ Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the John Wiley & Sons, Inc. Employees’ Savings Plan (“the Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009.  These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
New York, New York
June 24, 2010

John Wiley & Sons, Inc. Employees' Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

Assets:	2009	2008
Investments at fair value (notes 3 & 4):

Mutual Funds	$173,060,355	$139,877,012
Wiley Stock Fund	13,701,468	11,343,694

Investments at fair value	186,761,823	151,220,706

Participant loans	3,279,128	2,877,210

Net assets available for benefits	$190,040,951	$154,097,916

The accompanying notes are an integral part of the financial statements.

John Wiley & Sons, Inc. Employees' Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2009

Changes to net assets:

Net appreciation in fair value of investments (note 4)	$ 26,182,589
Interest and dividend income	3,434,300
Interest on participant loans	111,237
Net investment income	29,728,126

Contributions:
Participant	12,580,710
Employer	3,879,202
Total contributions	16,459,912

Distributions to participants	(10,245,003)

Net increase	35,943,035

Net assets available for benefits, beginning of year	154,097,916

Net assets available for benefits, end of year	$190,040,951

The accompanying notes are an integral part of the financial statements.

John Wiley & Sons, Inc. Employees' Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

1.             DESCRIPTION OF THE PLAN

The following represents only the major provisions of the John Wiley & Sons, Inc. Employees' Savings Plan (the "Plan"), as amended, and is presented to assist in understanding the Plan’s financial statements.  Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan that covers employees of John Wiley & Sons, Inc. (the "Company” or “Plan Sponsor”).  It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Administration

The Benefits Administration Board of John Wiley & Sons, Inc., (the "Plan Administrator") administers the Plan.  The Company's Board of Directors appoints the members of the Benefits Administration Board.

Vanguard Fiduciary Trust Company ("VFTC") holds the Plan's assets in trust.

The Plan's assets are managed by an affiliate of VFTC and by Friess Associates.

The Company pays the Plan's administrative expenses.

Eligibility

Each employee is eligible to participate in the Plan on the first day of the calendar quarter after completion of six months of service, or the first day of any month thereafter.  Unless an eligible employee elects otherwise, he or she will be automatically enrolled in the Plan, with pre-tax contributions at 3% of base salary plus overtime, with any such contributions invested in an age-appropriate Vanguard Target Retirement Fund.

Vesting

A participant's contributions plus actual earnings thereon are fully vested and non-forfeitable at all times.  The Company's contribution plus actual earnings thereon becomes fully vested to the participant upon the earliest to occur of  attaining age 65, at retirement, upon total disability or death, or upon completion of three years of service. After one year but less than two years of participation, 34% of the Company's contribution becomes vested.  After two years but less than three years of participation, 67% of the Company's contribution becomes vested.  After three years of participation or three years of service, whichever occurs first, 100% of the Company's contribution becomes vested.

Contributions

A participant designates between 2% and 25% of his or her base salary plus overtime, on a pre- or post-tax basis,  to be invested in funds chosen by the participant.  Subject to certain limitations prescribed by the Internal Revenue Service (the "IRS"), the Company contributes an amount equal to 100% of the first 2% of each participant's contribution plus 25% of the next 4% contributed.

No more than 25% of a participant's compensation can be a deferred cash contribution which represents a reduction in the participant's compensation and therefore tax-deferred.  The pre-tax contribution of a participant under the age of 50 cannot exceed an amount set annually by the IRS, which in 2009 amounted to $16,500.  Subject to certain limitations prescribed by the IRS, participants over 50 years of age can make "catch up" contributions.  In 2009, participants over 50 years of age could contribute a maximum of $22,000, including $5,500 as “catch up” contributions over and above the 2009 IRS maximum deferral.

John Wiley & Sons, Inc. Employees' Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

Forfeitures

Participants who are not fully vested at the time they terminate their employment forfeit the non-vested portion of their account at the time of termination.  However, the non-vested amount will be restored to the participant's account if the participant is re-employed within 5 years.  The amounts forfeited are used to reduce the Company's contribution.  Forfeitures of $162,858 were used to reduce Company contributions for the year ended December 31, 2009.   At December 31, 2009, no forfeitures were available to reduce future Company contributions versus $88,215 at December 31, 2008.

Investment of Contributions

A participant can invest his or her contribution and the Company's matching contribution in 1% multiples among any combination of twenty-three available investment options, which include a choice of twenty- two mutual funds and the Wiley Stock Fund, provided that contributions to the Wiley Stock Fund do not exceed 25% of the participant's total contribution.   Participants deemed subject to the short swing profit recovery provisions of Section 16(b) of the Securities Exchange Act of 1934 are prohibited from investing in the Wiley Stock Fund.

A participant is permitted to change the allocation of his or her contribution daily.  Subject to certain limitations imposed by VFTC, a participant can transfer existing fund balances to other investment options daily.

Payment of Benefits

Withdrawals by participants of their account balances are permitted when the participant reaches age 59 1/2, proves financial hardship or terminates his or her employment.  Withdrawals of contributions that are not tax-deferred can be made as often as twice each calendar year.

Termination of Employment

Upon termination of employment, a participant has the option of receiving the vested balance in his or her account as an immediate or deferred lump sum, in installments, or by a direct "roll over" into an individual retirement account or another qualified plan.  If the participant's balance is at least $5,000, it may be left in the Plan.  Terminated participants who elect to leave their account balance in the Plan retain the same rights to transfer balances between funds as active participants.

Participants who retire (a) on disability, (b) at age fifty-five or later with ten or more years of service, or (c) at age sixty-five or later may elect to receive a lump-sum cash payment, or annual or monthly installments over a five, ten, or fifteen year period.  Annual installments begin one year after termination; monthly installments begin immediately.  The installment payments are made in equal amounts, and each includes income credited to the participant's account balance before the installment amount is calculated.

 John Wiley & Sons, Inc. Employees' Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

Participant Loans

Participants may borrow from the vested portion of their account, and then repay the loan with interest through payroll deductions.  The interest rates on loans outstanding at December 31, 2009 ranged from 1.63% to 10.0% per annum.  The length of such loans is generally 5 years but loans to purchase a primary residence may be up to 20 years in length.  Loans are limited to a minimum of $1,000 and a maximum of the lesser of 50% of the participant's vested balance, or $50,000 reduced by any outstanding loans.  The amounts due from participants under the loan provisions of the Plan, including accrued interest, are shown in the accompanying financial statements.  Participant loans are carried at cost, which approximate fair value.

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting

The books and records of the Plan are maintained on an accrual basis.

Use of Estimates

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value.  Shares of mutual funds are valued at quoted market prices. The Company stock fund is valued at its year-end unit closing price (comprised of year-end market price plus any uninvested cash position).

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

Payment of Benefits

Benefits are recorded when paid.

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board  (“FASB”) issued guidance under ASC 105, Generally Accepted Accounting Principles, which was formerly referred to as FASB Statement of Financial Accounting Standards No. 168, FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – A Replacement of FASB Statement No. 162. This guidance establishes the FASB Accounting Standards Codification (the “Codification”) as the source of authoritative U.S. generally accepted accounting principles (“GAAP”) for nongovernmental entities. The Codification supersedes all existing non-SEC accounting and reporting standards. Rules and interpretive releases of the SEC under authority of federal security laws remain authoritative GAAP for SEC registrants.

John Wiley & Sons, Inc. Employees' Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

This guidance and the Codification are effective for financial statements issued for annual periods ending after September 15, 2009. As the Codification did not change existing GAAP, the adoption did not have an impact on the Plan’s financial statements.

During 2009, the Plan adopted FASB Statement No. 165, Subsequent Events, or ASC 855, which was issued in May 2009 and is effective for fiscal years and interim periods ending after June 15, 2009. ASC 855 requires evaluation of subsequent events through the date of financial statement issuance. The adoption of this guidance is reflected in these financial statements.

In January 2010, the FASB issued ASC Update 2010-06, Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements. This guidance requires: (i) separate disclosure of significant transfers between Level 1 and Level 2 and reasons for the transfers; (ii) disclosure, on a gross basis, of purchases, sales, issuances, and net settlements within Level 3; (iii) disclosures by class of assets and liabilities; and (iv) a description of the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. This guidance is effective for reporting periods beginning after December 15, 2009, except for the Level 3 disclosure requirements, which will be effective for fiscal years beginning after December 15, 2010 and interim periods within those fiscal years. Management does not expect that the adoption of the guidance will have a material impact on the net assets or changes in net assets.

3.             FAIR VALUE MEASUREMENTS

The Plan adopted the provisions of Accounting Standards Codification 820, Fair Value Measurements and Disclosures (“ASC 820”) effective January 1, 2008.  ASC 820 establishes a framework for measuring fair value which provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  ASC 820 defines fair value as, “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.”  The hierarchy gives the highest priority to unadjusted quoted prices in actives markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2

Inputs to the valuation methodology include:
• Quoted prices for similar assets or liabilities in active markets
• Quoted prices for identical or similar assets or liabilities in inactive markets;
• Inputs other than quoted prices that are observable for the asset or liability;
• Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

John Wiley & Sons, Inc. Employees' Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of observable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

Mutual funds:  Valued at quoted market prices in an exchange and active market.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

There have been no changes in the methodologies used as of December 31, 2009 and 2008.  The methods described above may produce a fair value calculation that may not be indicative of net realizable value or   reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2009 and 2008.

	2009	2008
	Level 1	Level 1

Mutual Funds
Domestic Index Equity Funds	$ 28,379,774	$ 21,001,654

Domestic Growth Equity Funds	31,585,662	24,707,353

Domestic Value Equity Funds	8,617,319	6,381,420

International Equity Funds	13,502,506	8,735,491

Balanced Funds	48,262,099	35,352,745

Bond Funds	21,672,943	19,347,164

Money Market Funds	21,040,052	24,351,185

Total Mutual Funds	173,060,355	139,877,012

Wiley Stock Fund	13,701,468	11,343,694

Total investments at fair value	$ 186,761,823	$ 151,220,706

John Wiley & Sons, Inc. Employees' Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

4.             INVESTMENTS

The fair values of investments that represent 5% or more of the Plan's net assets at December 31, 2009, with comparable values at December 31, 2008, are as follows:

	2009	2008

Vanguard Wellington Fund	$ 31,249,640	$ 26,360,076
Vanguard 500 Index Fund	26,519,113	20,477,662
Brandywine Fund	11,362,407	10,709,699
Vanguard Explorer Fund	14,231,268	9,966,686
Vanguard Total Bond Market Index Fund	21,672,943	19,347,164
Vanguard International Growth Fund	13,502,506	8,735,491
Vanguard Prime Money Market Fund	21,040,052	-
Wiley Stock Fund	13,701,468	11,343,694
Vanguard Federal Money Market Fund	-	24,351,185

During 2009, the Plan's investments (including gains and losses on investments bought and sold as well as held during the year) appreciated in value as follows:

2009

Mutual Funds	$ 24,113,663
Wiley Stock Fund	2,068,926
Net Appreciation	$ 26,182,589

5.	TAX STATUS

The trust established under the Plan is qualified under the Internal Revenue Code (the “Code”) as exempt from Federal income taxes.  The Plan has been amended from time to time to meet changes to the Code and, on November 25, 2009, the Plan Administrator received a favorable determination letter from the Internal Revenue Service regarding continued compliance with the Code.  It is the Plan Sponsor’s opinion that the Plan is designed and is currently being operated in compliance with the Code and continues to be tax exempt.

6.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100 percent vested in their accounts.

 John Wiley & Sons, Inc. Employees' Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

7.             RISK AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  As a result, changes in the value of investment securities could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.  The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across all participant directed fund elections.   Additionally, the investments within each participant directed fund election are further diversified into varied financial instruments, with the exception of the investments in the Wiley Stock Fund.

Plan investments include a variety of investments that may directly or indirectly invest in securities with contractual cash flows. The value, liquidity and related income of these securities are sensitive to changes in economic conditions and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

8.             RELATED PARTY TRANSACTIONS

Certain of the Plan's investments consist of shares of mutual funds managed by an affiliate of VFTC.  VFTC acts as Trustee for the Plan.  Transactions in such investments qualify as party-in-interest transactions that are exempt from the prohibited transaction rules.

9.             SUBSEQUENT EVENTS

The Plan’s management evaluated subsequent events through June 24, 20l0, the date on which financial statements were available to be issued and no additional disclosures were required.

10.           RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of Net Assets Available for Benefits per the financial statements to Form 5500 at December 31, 2009 and 2008.

	2009	2008

Net Assets Available for Benefits per the financial statements	$190,040,951	$154,097,916
Deemed distributions of participant loans	(34,864)	(15,444)

Net Assets Available for Benefits per Form 5500	$190,006,087	$154,082,472

The following is a reconciliation of total deductions per the financial statements to Form 5500 for the year ended December 31, 2009.

2009

Total distributions per the financial statements	$10,245,003
Deemed distributions of participant loans	19,420

Total expenses per Form 5500	$10,264,423

Certain participant loans are recorded as a deemed distribution on Form 5500, but are participant loans for financial statement purposes.

John Wiley & Sons, Inc. Employees' Savings Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2009

EIN: 13-5593032
Plan Number: 002

	Identity of Issue	Description of Investment	Shares/Units	Current Value

*	Vanguard Wellington Fund	Registered Investment Company	1,083,176	$ 31,249,640
*	Vanguard 500 Index Fund	Registered Investment Company	258,295	26,519,113
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	2,094,004	21,672,943
*	Vanguard Prime Money Market Fund	Registered Investment Company	21,040,052	21,040,052
*	Vanguard Explorer Fund	Registered Investment Company	248,364	14,231,268
*	Vanguard International Growth Fund	Registered Investment Company	794,733	13,502,506
	Brandywine Fund	Registered Investment Company	518,122	11,362,407
*	Vanguard Windsor II Fund	Registered Investment Company	363,907	8,617,319
*	Vanguard Morgan Growth Fund	Registered Investment Company	392,403	5,991,987
*	Vanguard Mid-Cap Index Fund	Registered Investment Company	74,032	1,211,156
*	Vanguard Small-Cap Index Fund	Registered Investment Company	23,627	649,505
*	Vanguard Target Retirement 2005 Fund	Registered Investment Company	206,264	2,264,774
*	Vanguard Target Retirement 2010 Fund	Registered Investment Company	46,545	955,093
*	Vanguard Target Retirement 2015 Fund	Registered Investment Company	166,173	1,879,414
*	Vanguard Target Retirement 2020 Fund	Registered Investment Company	37,864	755,759
*	Vanguard Target Retirement 2025 Fund	Registered Investment Company	218,164	2,469,617
*	Vanguard Target Retirement 2030 Fund	Registered Investment Company	21,800	420,963
*	Vanguard Target Retirement 2035 Fund	Registered Investment Company	345,761	4,017,746
*	Vanguard Target Retirement 2040 Fund	Registered Investment Company	30,176	574,847
*	Vanguard Target Retirement 2045 Fund	Registered Investment Company	247,690	2,977,236
*	Vanguard Target Retirement 2050 Fund	Registered Investment Company	19,089	364,799
*	Vanguard Target Retirement Income	Registered Investment Company	31,370	332,211
	Total Mutual Funds			173,060,355

*	Wiley Stock Fund	Company Stock Fund	451,449	13,701,468

*	Participant Loans	576 loans to participants with interest rates from 1.63% to 10.0% and maturity dates from 2010 to 2027		3,279,128

	Total Investments			$190,040,951

* - Indicates a party-in-interest to the Plan

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Board of John Wiley & Sons, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

John Wiley & Sons, Inc.
Employees’ Savings Plan
(Registrant)

By:	/s/ Vincent Marzano
Vincent Marzano
Vice President and Treasurer
Benefits Administration Board Member

Dated: June 24, 2010

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the
John Wiley & Sons, Inc. Employees' Savings Plan

We consent to the incorporation by reference in the Registration Statement No. 33-62605 on Form S-8 of John Wiley & Sons, Inc. of our report dated June 24, 2010, with respect to the statements of net assets available for benefits of the John Wiley & Sons, Inc. Employees' Savings Plan as of December 31, 2009 and 2008, the related statement of changes in net assets available for benefits for the year ended December 31, 2009, and the supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2009, which report appears in the December 31, 2009 annual report on Form 11-K of the John Wiley & Sons, Inc. Employees' Savings Plan.

/s/ KPMG LLP
New York, New York

June 24, 2010